Filed by Berry Global Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

 Subject Company: Berry Global Group, Inc.

Commission File No.: 001-35672

Berry Global

Bolt Town Hall

November 19, 2024

Presenters

Kevin Kwilinski, CEO

Joy Roman, Chief People & Strategy Officer

Joy Roman

Hi, everyone. Thank you all for joining us to discuss the important announcement we've made this morning with Amcor. Here with me is our CEO, Kevin Kwilinski, who will walk through the details of the transaction, how we got here, and what this means for our team at Berry. Afterwards, we will address questions that we have received thus far today, and as always, you can also reach out to your manager with any additional questions.

With that, let me turn it over to Kevin.

Kevin Kwilinski

Thank you, Joy. Hello, everyone. By now, you have received my letter. I wanted to gather everyone together to provide more color on why Amcor is the right partner for our future and the exciting opportunities we believe this transaction will create for the Berry team and our customers. But before getting into the benefits of the combination and what this means for our teams, I want to take a step back and revisit how we got here.

Over the past year, Berry has undergone a significant transformation. We improved the customer experience through our enhanced commercial capabilities. We removed variability and built a consistent, resilient, global business platform, and we implemented lean manufacturing. I know these initiatives will be critical components in the new, combined organization, and we still have a lot of work to do in the coming months in furthering all of these initiatives. I want to take a moment to thank you all for your hard work and your dedication to our goals. This merger and the value it will deliver is a testament to our entire team.

Of course, we know Amcor well. We've always had great respect for their teams and their solutions. As we evaluated how to best continue building on our momentum and take advantage of our position in an evolving industry, we both agreed that this transaction is the right one at the right time. And with it, will come tremendous benefits for our customers as well as you, our talented team. We look forward to combining Berry's leading material science knowledge and manufacturing capabilities with Amcor's advanced innovation in R&D capabilities. Additionally, our complimentary portfolios in the attractive, fast-moving consumer goods and healthcare verticals position the combined company for consistent and resilient growth.

For example, their bottles and our tethered closures, their lidding (ph) in our thermal forming to drive a solution sale, extending our rigid recycling and sorting to include flexibles and so much more. Beyond our products, one of the key reasons we determined that Amcor is the right partner for Berry is that we're similar when it comes to our core values. We have aligned philosophies that prioritize safety, innovation, customer intimacy and employee experience. We also both independently have strong commitments to sustainability.

Together, we will offer customers a wider range of more sustainable solutions to drive circularity, increase the use of alternative materials and lower the carbon footprint. Together, we will create a stronger, more competitive organization to not only better serve our customers and their consumers, but also the planet. Now, while I'm incredibly excited about what this means for Berry, I also understand that change is never easy, and the unknown can be unsettling.

First, it is important to understand that this is just the first step in the process. We are targeting completing the transaction in the middle of calendar year 2025. Until then, Berry and Amcor will continue to operate as separate, independent companies. This means that we will continue to work and operate just as we do today. There are no immediate changes to roles, responsibilities or reporting structure as a result of this announcement. I will be focused on executing my day to day responsibilities, just as I have been, and I hope you will do the same.

While we work toward close, we will kick off an integration planning process with teams from both organizations. Both Amcor and Berry have integrated companies in the past. We know what it takes to be successful, and we will apply those learnings to this merger. There are many details that will be worked out as part of that, and I want to assure you that we will provide updates as decisions are made.

One decision that we have made together is that Peter Konieczny, Amcor's CEO, will be the CEO of the combined company. Given how hard it is to pronounce his name as you just saw, I know him as PK, and that's how he will introduce himself to you. The process of meeting PK and preparing for this announcement has only confirmed to me that he is the right person for the job. I know he is looking forward to meeting as many of you as possible, and when you do, I think you will find that he is an expert in industry, and specifically our industry in packaging, with decades of industrial and packaging experience.

He also is fiercely committed to building a culture of collaboration, innovation and execution. Importantly, PK recognizes that you all have been the backbone of Berry's success. As we bring our companies together, we will continue to be guided by our deep care for each other and the culture we've built. We are committed to being as transparent as possible every step of the way. Thank you for your continued support. I'm excited for a bright future with Amcor. Let's keep up the great work.

With that, we'll go ahead and answer some of the top questions we received throughout the call.

Joy Roman

Thanks, Kevin. I think the first thing that's likely to be on many people's minds is what exactly this transaction will mean for Berry employees.

Kevin Kwilinski

Well, I want to emphasize that until the transaction is completed, Berry and Amcor will continue to operate as separate, independent companies. There are no immediate changes to roles, responsibilities or reporting structure. When this meeting ends, we should all go back to operating as usual, delivering day in and day out for our customers. I'm particularly concerned about the safety aspect of people having their minds on things other than what they're normally focused on, and I would like to ask each of you to talk and engage your workmate in the discussion, starting with safety, but really asking them what's on their minds, what are their concerns, and using it to make sure that people are not letting themselves get down or be distracted, and then we make sure that we don't let anyone get harmed.

Joy Roman

Thank you. Really important point. Next question, we have employees who have asked about potential job impacts of this transaction. Is there anything you can say about that at this stage?

Kevin Kwilinski

Well, it's an important question, and it's something we have thought long and hard about as we plan for this merger. First and foremost, our combination with Amcor is about growth. Together, we will be a global leader with unprecedented innovation capabilities. We will be better positioned as a combined company, which will mean more opportunities for employees as well. With any transaction this size, there will be some areas where both sides have overlapping functions and redundancies. As part of the integration planning process, we will determine how to most effectively bring together the talent from both sides. It is still very early in the process, and no decisions have been made. Again, we care deeply for one another, and that will not change. We will treat everyone with respect, and we will be as transparent as possible.

Joy Roman

Absolutely. Next question, some people are curious about what's next for you, Kevin. Can you share a bit?

Kevin Kwilinski

Well, sure. Bringing our two companies together is really a once in a lifetime opportunity. We will become better partners to our customers. We'll be able to innovate more and faster. We'll be more substantially able to move the needle on sustainability, and we will create a bright, long-term future for our employees. When you hear from that perspective, this transaction is much bigger than any one person. It's certainly bigger than me.

It's an incredible opportunity for our stakeholders, and I would never stand in the way of that. With that being said, I'm not entirely sure what's next for me following the completion of the combination, but that's also not what I'm focused on. What I am focused on is continuing to execute on our objectives as CEO of Berry and supporting the integration planning process underway with the Amcor team. Beyond that, I'm excited for PK to take the reins as CEO of the combined company, and I know he will be a great leader, and you will have my complete and 100% support in preparing for that, and as he begins to execute in that role.

Joy Roman

We have just a couple more questions. Can you expand a bit on how this merger will positively impact our sustainability efforts?

Kevin Kwilinski

Sure. Both companies are deeply committed to sustainability, and that commitment won't change. What will change is that we will have greater resources to innovate and not only meet our current goals but set new and more aggressive targets. For example, we will be able to recreate the type of incredible progress we've made at Leamington Spa in Warwickshire, where we're mechanically processing domestically recovered household waste polypropylene back into a food grade packaging. The thought of what more we can achieve together is incredibly exciting.

Joy Roman

And probably comes with no surprise given who our employees are, but many are asking how they can help.

Kevin Kwilinski

You're right, Joy. I'm not surprised by that question. We were able to achieve this exciting milestone in our journey because of all the hard work of the employees of Barry. Throughout our conversations with Amcor, it is clear they recognize the talent and strong portfolio of products that our team has built. The best thing you can do is continue focusing on your responsibilities in delivering for our customers. I've already spoken with some of our largest customers, and they have shared their excitement for this transaction and what it could mean for them. We will keep you updated along the way, and I look forward to our bright future together as a combined company.

Joy Roman

Thank you, Kevin. That concludes the questions that we will be answering today. We did take note of the questions we haven't had a chance to answer. I know many are continuing to come in, both as a part of this call and through the links and opportunities we've created for those to be submitted throughout this process.

We also understand that you are still digesting this news, and many of you probably haven't thought through yet all of your questions, and it might take some time to get there. You'll likely have questions as this process continues. There will be many more opportunities for you to continue to ask questions throughout this process, and for us to really go into this with two-way dialog. We are committed to being transparent with you and we'll continue to provide updates in the coming weeks and months ahead as we bring these two companies together. We appreciate you all joining, and hope you share in our excitement for this next chapter with Amcor. Thank you.

***

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Berry Global Group, Inc. (“Berry”) and Amcor plc (“Amcor”), Berry and Amcor intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, an Amcor registration statement on Form S-4 that will include a joint proxy statement of Berry and Amcor that also constitutes a prospectus of Amcor with respect to Amcor’s ordinary shares to be issued in the proposed transaction, and a definitive joint proxy statement/prospectus, which will be mailed to shareholders of Berry and Amcor (the “Joint Proxy Statement/Prospectus”). Berry and Amcor may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Berry or Amcor may file with the SEC. INVESTORS AND SECURITY HOLDERS OF BERRY AND AMCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Berry or Amcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Berry will be available free of charge on Berry’s website at berryglobal.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Amcor will be available free of charge on Amcor’s website at amcor.com under the tab “Investors” and under the heading “Financial Information” and subheading “SEC Filings.”

Certain Information Regarding Participants

Amcor, Berry, and their respective directors and executive officers may be considered participants in the solicitation of proxies from the shareholders of Berry and Amcor in connection with the proposed transaction. Information about the directors and executive officers of Berry is set forth in its Annual Report on Form 10-K for the year ended September 30, 2023, which was filed with the SEC on November 17, 2023, its proxy statement for its 2024 annual meeting, which was filed with the SEC on January 4, 2024, and its Current Reports on Form 8-K, which were filed with the SEC on February 12, 2024, April 11, 2024, September 6, 2024 and November 4, 2024. Information about the directors and executive officers of Amcor is set forth in its Annual Report on Form 10-K for the year ended June 30, 2024, which was filed with the SEC on August 16, 2024 and its proxy statement for its 2024 annual meeting, which was filed with the SEC on September 24, 2024. To the extent holdings of Berry’s or Amcor’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Berry and Amcor, including a description of their direct or indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of Berry’s stockholders and Amcor’s shareholders generally, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from Berry’s or Amcor’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates. Such statements, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Berry’s and Amcor’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction and the closing date for the proposed transaction, are based on the current estimates, assumptions and projections of the management of Berry and Amcor, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Berry’s and Amcor’s control. None of Berry, Amcor or any of their respective directors, executive officers, or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Berry or Amcor. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on Berry’s and Amcor’s businesses, the proposed transaction and the ability to successfully complete the proposed transaction and realize its expected benefits. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to, the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the risk that the conditions to the completion of the proposed transaction (including shareholder and regulatory approvals) are not satisfied in a timely manner or at all; the risks arising from the integration of the Berry and Amcor businesses; the risk that the anticipated benefits of the proposed transaction may not be realized when expected or at all; the risk of unexpected costs or expenses resulting from the proposed transaction; the risk of litigation related to the proposed transaction; the risks related to disruption of management’s time from ongoing business operations as a result of the proposed transaction; the risk that the proposed transaction may have an adverse effect on the ability of Berry and Amcor to retain key personnel and customers; general economic, market and social developments and conditions; the evolving legal, regulatory and tax regimes under which Berry and Amcor operate; potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Berry’s and/or Amcor’s financial performance; and other risks and uncertainties identified from time to time in Berry’s and Amcor’s respective filings with the SEC, including the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the proposed transaction. While the list of risks presented here is, and the list of risks presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties, and other risks may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made only as of the date hereof and neither Berry nor Amcor undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.